EXHIBIT 99 (12)
---------------


AT THE TRUST:           AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman         Tony Ebersole     Laura Kuhlmann    Susan Steidle
Director of             General Info.     Media Inquiries   Analyst
Investor Relations      312 640-6728      312 640-6727      Inquiries
312 683-3671                                                312 640-6774

FOR IMMEDIATE RELEASE
TUESDAY, MAY 12, 1998


              BANYAN STRATEGIC REALTY TRUST REPORTS REVISED,
                       HIGHER FFO TARGETS FOR 1998
         Improved Expectations Reflect Trusts Acquisition Activity


CHICAGO, May 12 -- BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) said today it has revised its targeted 1998 funds from operations (FFO) to be in the range of $0.73 to $0.75 per share, up from previous estimates of between $0.70 to $0.73 per share, due in part to new acquisitions already completed this year.

Banyan Strategic Realty Trust is a diversified equity Real Estate Investment Trust (REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The Trust's current portfolio consists of 30 properties totaling 3.5 million rentable square feet and 864 apartment units. The properties are located in major metropolitan areas and mid-to-small second tier markets primarily in the Midwest and Southeast United States. Currently, the Trust has 13,269,492 shares of beneficial interest outstanding.


Some of the statements contained in the foregoing are forward-looking statements. Words such as "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements which are subject to a number of risks and uncertainties, including, among other things, general real estate investment risks, lack of operating history associated with recent acquisitions, potential inability to repay or finance indebtedness at maturity, increases in interest rates, competition for property acquisitions, adverse consequences of failure to qualify as a REIT, and possible environmental liabilities. Actual results could differ materially from those projected in these forward-looking statements. Reference is made to the annual report on Form 10-K filed by the Trust, specifically under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting the Trust's Business Plan" for a more complete discussion of these risk factors. The Trust undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

             See Banyan's Website at http://www.banyanreit.com
                     for complete company information.

     For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS."





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